

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2024

Michael Randolfi
Chief Financial Officer
Sabre Corporation
3150 Sabre Drive
Southlake, TX 76092

  Re: Sabre Corporation
    Form 10-K for the Fiscal Year Ended December 31, 2023
    Filed February 15, 2024
    File No. 001-36422

Dear Michael Randolfi:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Technology